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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 2)

ADC Telecommunications, Inc.
(Name of Subject Company)

Tyco Electronics Minnesota, Inc.
Tyco Electronics Ltd.
(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.20 PER SHARE
(Title of Class of Securities)
(including the associated preferred stock purchase rights)

000886-309
(Cusip Number of Class of Securities)

Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Ltd.
1050 Westlakes Drive
Berwyn, Pennsylvania 19312
Telephone: (610) 893-9560
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William H. Aaronson, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the "Schedule TO") originally filed on July 26, 2010 by Tyco Electronics Ltd., a Swiss corporation ("Tyco Electronics") and Tyco Electronics Minnesota, Inc., a Minnesota corporation and an indirect wholly owned subsidiary of Tyco Electronics ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.20 per share (together with the associated preferred stock purchase rights, the "Shares") of ADC Telecommunications, Inc., a Minnesota corporation ("ADC"), for $12.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 26, 2010 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

        The items of the Schedule TO set forth below, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 2 refer to the Offer to Purchase.

Items 1 through 9, and Item 11.

  THE OFFER—Section 1—"Terms of the Offer."

          The first sentence of paragraph 3 on page 12 is hereby revised and restated in its entirety to read as follows:

              Any extension, termination or amendment of the Offer will be followed promptly by a public announcement thereof.

  THE OFFER—Section 4—"Withdrawal Rights."

          The last paragraph on page 16 is hereby revised and restated in its entirety to read as follows:

              We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, subject to the right of any party to seek judicial review in accordance with applicable law. No such determination shall be deemed to be final and binding on the parties unless such determination has been finally determined by a court of competent jurisdiction, with respect to which all appeals have been taken or waived. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

  THE OFFER—Section 10—"Source and Amount of Funds."

          The first full paragraph on page 24 is hereby revised and restated in its entirety to read as follows:

              Tyco Electronics will provide us, in the form of capital contributions and intercompany borrowings, with sufficient funds to satisfy the foregoing financial obligations. We have no alternative financing arrangements or alternative financing plans. In addition to internally available cash, Tyco Electronics may use funds available under its existing credit facility or use alternative borrowing sources, including issuing new notes or commercial paper, to finance approximately $250 million of such obligations.

  THE OFFER—Section 13—"The Transaction Documents."

          The last paragraph on page 28 (which continues onto page 29) is hereby revised and restated in its entirety to read as follows:

              The Merger Agreement.    The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as an exhibit to the Tender Offer Statement on Schedule TO, which you may examine and copy as set forth in "Section 8—Certain Information Concerning ADC" above. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about ADC or Tyco Electronics in ADC's or Tyco Electronics' public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to ADC or Tyco Electronics without consideration of the entirety of public disclosures by ADC or Tyco Electronics as set forth in all of their respective public reports filed with the SEC. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances under which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders.

  THE OFFER—Section 16—"Certain Legal Matters; Regulatory Approvals."

          The first sentence of the last paragraph on page 42 is hereby revised and restated in its entirety to read as follows:

              We currently anticipate filing a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC by August 9, 2010.

  THE OFFER—Section 16—"Certain Legal Matters; Regulatory Approvals."

          The last paragraph on page 44 (which continues onto page 45) is hereby revised and restated in its entirety to read as follows:

              Shareholder Litigation.    Beginning on July 14, 2010, several putative shareholder class action complaints were filed in the District Court of Hennepin County, Minnesota, Fourth Judicial District and the United States District Court for the District of Minnesota against various combinations of Tyco Electronics, Purchaser, ADC, the individual members of the ADC Board and one of ADC's non-director officers.

              Minnesota State Court.    Beginning on July 14, 2010, eleven putative shareholder class action complaints challenging the transaction were filed in the District Court of Hennepin County, Minnesota, Fourth Judicial District against various combinations of Tyco Electronics, Purchaser, ADC, the individual members of the ADC Board and one of ADC's non-director officers. The complaints generally allege, among other things, that the members of the ADC Board breached their fiduciary duties owed to the public shareholders of ADC by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of ADC to its public shareholders, and that ADC, Tyco Electronics and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the complaints allege that the transaction improperly favors Tyco Electronics; that certain provisions of the Merger Agreement unduly restrict ADC's ability to negotiate with rival bidders; and that ADC shareholders have been deprived of the ability to make an informed decision as to whether to tender their shares. In several of these actions, plaintiffs also purport to bring derivative actions on behalf of ADC against the individual members of the ADC Board, alleging that the individual members of the ADC Board are wasting corporate assets, abusing their ability to control ADC and breaching their fiduciary duties. The complaints generally seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

              Beginning on July 14, 2010, various plaintiffs in these lawsuits filed motions to consolidate the suits, to appoint their counsel interim lead counsel and to compel expedited discovery. In addition, various plaintiffs in these suits sought regular document discovery from defendants.

              On July 29, 2010, the court held a conference under Rule 16 of the Minnesota Rules of Civil Procedure. Following the conference, on July 30, 2010, the court entered an order setting a schedule for plaintiffs to file a consolidated amended complaint and setting a briefing and hearing schedule for defendants' motions to dismiss that complaint. On August 2, 2010, the court entered an order approving the voluntary dismissal of one of these suits.

              Minnesota Federal District Court.    Beginning on July 28, 2010, two putative shareholder class action complaints challenging the transaction were filed in the United States District Court for the District of Minnesota against Tyco Electronics, Purchaser, ADC and the individual members of the ADC Board. The complaints allege, among other things, that the members of the ADC Board breached their fiduciary duties owed to the public shareholders of ADC by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of ADC to its public shareholders, and that ADC, Tyco Electronics and Purchaser aided and abetted such breaches of fiduciary duties. The complaints further allege that ADC and the ADC Board violated Section 14(d)(4) and Section 14(e) of the Exchange Act in connection with ADC's July 26, 2010 filing of the Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC insofar as the Solicitation/Recommendation Statement is materially misleading or omissive. The complaints generally seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches and alleged violations of the Exchange Act, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(19)	Complaint filed by E. Joyce Emmons, individually and on behalf of all others similarly situated, on July 28, 2010, in the United States District Court for the District of Minnesota.
(a)(20)	Complaint filed by Brad Bjorklund, individually and on behalf of all others similarly situated, on August 2, 2010, in the United States District Court for the District of Minnesota.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2010

Tyco Electronics Minnesota, Inc.
By:	/s/ TERRENCE R. CURTIN
Name: Terrence R. Curtin
Title: Treasurer and Chief Financial Officer
Tyco Electronics Ltd.
By:	/s/ TERRENCE R. CURTIN
Name: Terrence R. Curtin
Title: Executive Vice President and Chief Financial Officer

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  Item 12. Exhibits.
SIGNATURES